Exhibit 99.2

Press Release

Sanofi’s Board of Directors proposes the appointment of Carole Ferrand, Emile Voest and Antoine Yver as independent Directors

Paris, February 22, 2022. At its meeting on February 22, 2022, Sanofi’s Board of Directors has decided to propose, on the occasion of its next General Shareholder Meeting to be held on May 3, 2022, the renewal of the mandates of Paul Hudson, Christophe Babule, Patrick Kron and Gilles Schnepp and the appointment of Carole Ferrand, Emile Voest and Antoine Yver as independent Directors. Melanie Lee and Carole Piwnica will leave the Board of Directors. The Chairman thanked Carole Piwnica for her contribution to the transformation of the group during her almost 12 years in office, and Melanie Lee for her contribution to the scientific reorientation of the group and the creation of the Scientific Committee.

Carole Ferrand is currently Chief Financial Officer of the Capgemini Group and Director of Fnac Darty. She began her career in 1992 at PricewaterhouseCoopers where she worked as an auditor and then a financial advisor. After ten years at Sony France as Chief Financial Officer (2000-2002), and then General Secretary, she was appointed Chief Financial Officer of Europacorp Group in 2011. In 2013, she was appointed Finance Director of the Artémis Group. Then, she served on the Board of Directors of Capgemini for two years (2016-2018) before being appointed to her current position as Group CFO.

Carole Ferrand graduated from École des Hautes Études Commerciales (HEC Paris).

Emile Voest is currently director of Cancer Core Europe, a collaboration of 7 top comprehensive cancer centers in Europe and was Executive Medical Director of the Netherlands Cancer Institute (NKI) until 2021. He is Professor of Medical Oncology at the University of Utrecht (UMC) since 1999 and leads his research group at the NKI and Oncode Institute. He has founded and leads several innovative precision medicine initiatives in oncology. He is co-founder and non-executive board member of the Hartwig Medical Foundation (large scale DNA analyses) and is a board member of the Center for Personalized Cancer Treatment and leads several innovative precision oncology clinical trials. Over the last years, he also played several leadership roles in medical societies such as ESMO and ASCO.

Emile Voest obtained a PhD in medicine from the University of Utrecht.

Antoine Yver took over in 2021 as Chief Medical Officer of Centessa Pharmaceuticals, Inc. He began his oncology development career at Rhône Poulenc Rorer Inc. in 1990. In 1999, he joined the Aventis Group as Senior Director, Oncology Global Clinical Development. In 2005, he was appointed Senior Director of Oncology at Johnson & Johnson and in 2006, Executive Director of Oncology at Schering-Plough. From 2009 to 2016, he led global oncology development at AstraZeneca, delivering TAGRISSO and LYNPARZA, including Senior Vice President, GMD Head of Oncology and Lead, China GMD (2013-2016). Subsequently, he was Executive Vice President, Global Head of Oncology Research and Development at Daiichi Sankyo and developed ENHERTU.

Antoine Yver, AIHP ACCA Paris, graduated in medicine and pediatrics from the University of Paris-Saclay. He also obtained a Master’s degree in Immunology from the University of Paris.

Serge Weinberg

Chairman of the Board of Directors

“These evolutions reflect the Board’s intention to strengthen the Board of Director’s expertise in science, notably in the field of oncology, and finance, while maintaining the size of the Board at 16 members (including 2 Directors representing employees).”

The composition of the Board’s specialized committees will be reviewed following the Annual General Meeting of Shareholders scheduled for May 3, 2022.

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

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Priya Nanduri | +1 908 981 5560 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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